

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2019

Graeme Pitkethly
Chief Financial Officer
Unilever N.V.
Weena 455, 3013 AL
Rotterdam, The Netherlands

      Re: Unilever N.V.
            Form 20-F for the Fiscal Year Ended December 31, 2018
            Filed March 11, 2019
            File No. 1-4547

Dear Mr. Pitkethly:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing and
      Construction